EXHIBIT 99.168

LETTER OF CONSENT

January 15, 2013

To:       United States Securities and Exchange Commission

Dear Sirs/Mesdames:

RE: Registration of Alamos Gold Inc.’s (the “Company”) Common Shares (the “Shares”) with the United States Securities and Exchange Commission (the “SEC”)

I refer to the Registration Statement on Form 40-F (the “Registration Statement”) filed by the Company on January 15, 2013, pursuant to which the Company is registering the Shares with the SEC pursuant to Section 12(b) of the U.S. Exchange Act of 1934, as amended.

I, Pedro C. Repetto, PE, am one of the authors of a report entitled “NI 43-101 Technical Report – Kirazli & Aği Daği Gold Project” dated July 31, 2012 (the “Technical Report”). I am responsible for Section 4 “Property Description and Location” and Section 18.4 “Water Supply”.

I hereby consent to the use of my name in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Technical Report.

I also confirm that I have read the Registration Statement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are (i) derived from Sections 4 and 18.4 of the Technical Report or (ii) within my knowledge as a result of the service I have performed for the Company in connection with such report.

Dated this 15th day of January, 2013.

Sincerely,

/s/ Pedro C. Repetto

Pedro C. Repetto, PE